SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


				AMENDMENT NO. 2


                       Fortress America Acquisition Corporation
                                 --------------
                                (Name of Issuer)

                              Common Stock $.0001 par value
                         (Title of Class of Securities)

                                    34957j100
                                    ---------
                                 (CUSIP Number)

                                 Paul D. Sonkin
                           Hummingbird Management, LLC
                           460 Park Avenue, 12th Floor
                            New York, New York 10022
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              January 25, 2007
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



--------
1   The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


------------------------                            ----------------------------
CUSIP No. 34957j100               13D/A                       Page 2 of 12 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Management, LLC
                               IRS No. 13-4082842
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,452,000
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               1,452,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,452,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     15.1%**
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     OO
-------------------------------------------------------------------------------
**The Reporting Parties own approximately 14.2% of the Company's outstanding common stock. The calculation of the percentage set forth above assumes the exercise by the Reporting Parties of 95,000 presently exercisable warrants acquired in connection with the Company's initial public offering and in subsequent open market purchases.The Reporting Parties have not yet exercised or converted any of such warrants. In connection with the company's initial public offering, the company has 15,600,000 exercisable warrants outstanding. This calculation does not assume the conversion of any warrants, held by security holders other than the Reporting Parties, whether or not exercisable.
================================================================================



------------------------                            ----------------------------
CUSIP No. 34957j100               13D/A                       Page 3 of 12 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Paul D. Sonkin
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,815,600
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               28,400
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               1,815,600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               28,400
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,844,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.3%**
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     OO
------------------------------------------------------------------------------
**The Reporting Parties own approximately 14.2% of the Company's outstanding common stock. The calculation of the percentage set forth above assumes the exercise by the Reporting Parties of 543,800 presently exercisable warrants acquired in connection with the Company's initial public offering and in subsequent open market purchases (of which 392,000 are owned by Mr. Sonkin and held in his and his wife's IRA accounts, and 28,400 held in other IRA accounts, over which he has dispositive power). The Reporting Parties have not yet exercised or converted any of such warrants. In connection with the company's initial public offering, the company has 15,600,000 exercisable warrants outstanding. This calculation does not assume the conversion of any warrants, held by security holders other than the Reporting Parties, whether or not exercisable.
================================================================================

 .

------------------------                            ----------------------------
CUSIP No. 34957j100               13D/A                       Page 4 of 12 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Capital, LLC


--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,452,000
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               1,452,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,452,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     15.1%**
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     OO
-------------------------------------------------------------------------------
**The Reporting Parties own approximately 14.2% of the Company's outstanding common stock. The calculation of the percentage set forth above assumes the exercise by the Reporting Parties of 95,000 presently exercisable warrants acquired in connection with the Company's initial public offering and in subsequent open market purchases.The Reporting Parties have not yet exercised or converted any of such warrants. In connection with the company's initial public offering, the company has 15,600,000 exercisable warrants outstanding. This calculation does not assume the conversion of any warrants, held by security holders other than the Reporting Parties, whether or not exercisable.
================================================================================


------------------------                            ----------------------------
CUSIP No. 34957j100               13D/A                       Page 5 of 12 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   305,864
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               305,864
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     305,864
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP
================================================================================




------------------------                            ----------------------------
CUSIP No. 34957j100               13D/A                       Page 6 of 12 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Microcap Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    378,733
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               378,733
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     378,733
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP
================================================================================


------------------------                            ----------------------------
CUSIP No. 34957j100               13D/A                       Page 7 of 12 Pages
------------------------                            ----------------------------
   1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Concentrated Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                     767,403

  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                767,403

               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                      767,403

--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.0%**
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP
-------------------------------------------------------------------------
**The Hummingbird Concentrated Fund, LP own approximately 7.0% of the Company's outstanding common stock. The calculation of the percentage set forth above assumes the exercise by theHummingbird Concentrated Fund of 95,000 presently exercisable warrants acquired in open market purchases.The Hummingbird Concentrated Fund has not yet exercised or converted any of such warrants.
In connection with the company's initial public offering, the company has 15,600,000 exercisable warrants outstanding. This calculation does not assume the conversion of any warrants, held by security holders other than the Hummingbird Concentrated Fund, whether or not exercisable.
================================================================================


------------------------                            ----------------------------
CUSIP No. 34957j100               13D/A                       Page 8 of 12 Pages
------------------------                            ----------------------------

          The following constitutes the Schedule13D/Afiled by the undersigned (the "Schedule 13D").

  AMENDMENT NO. 2 TO SCHEDULE 13D

         This Amendment No. 1, dated January 26, 2007, to Schedule13D/A is filed by the Reporting Persons and amends Schedule13D/Aas previously filed by the Reporting Persons with the Securities and Exchange Commission on January 9, 2007 (the "Schedule 13D"), relating to the common stock, $.0001 par value (the "Common Stock") of Fortress America Acquisition Corporation, a Delaware Corporation.

          Items 3 and 5 of the Schedule13D/A are hereby amended and restated, as follows:

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As of January 26, 2007, Hummingbird has caused HVF, Microcap Fund, and Concentrated Fund to invest approximately $1,672,349, $2,007,871, and $3,732838, respectively, in the Shares and Warrants of the Issuer using their working capital. Mr. Sonkin has invested approximately $201,792 in Warrants of the Issuer, using personal funds.


ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

          (a) As investment manager of HVF, Microcap Fund, and Concentrated Fund, Hummingbird may be deemed to have the sole voting and investment authority over the Shares owned by HVF, Microcap Fund, and Concentrated Fund, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), may be deemed to be the beneficial owner of 1,452,000 Shares representing approximately 15.1% of the outstanding shares of the Issuer (based upon 9,550,000 shares of Common Stock outstanding as of December 15, 2006, as reported on Form 10-QSB for the period ended September 30, 2006, and assuming conversion of 95,000 Warrants.) Hummingbird disclaims any beneficial ownership of the Shares covered by this Statement.

          Mr. Sonkin owns 392,000 Warrants held in his and Mrs. Sonkin's IRA Accounts and has dispostive power over an additional 28,400 Warrants held in IRA Accounts of various other parties and for which Mr. Sonkin disclaims beneficial ownership. As the managing member and control person of Hummingbird, Mr. Sonkin may also be deemed to have the sole voting and investment authority over the Shares beneficially owned by Hummingbird and, for purposes of Rule 13d-3, may be deemed to be the beneficial owner of 1,452,000
Shares representing approximately 15.1% of the outstanding shares of the Issuer, (and together with 392,000 Warrants held in his and Mrs. Sonkin's
IRA Accounts and 28,400 Warrants owned in IRA Accounts of various other parties over which he has dispositive power, an aggregate of 1,844,000 Shares, representing approximately 18.3% of the outstanding Share of the Issuer,based upon 9,550,000 shares of Common Stock outstanding as of December 15, 2006, as reported on Form 10-QSB for the period ended September 30, 2006, and assuming conversion of 543,800 warrants.) Mr. Sonkin disclaims any beneficial ownership of the Shares covered by this Statement, except by pecuniary interest in the 392,000 Warrants owned by him and his wife personally.



------------------------                            ----------------------------
CUSIP No. 34957j100               13D/A                      Page 9 of 12 Pages
------------------------                            ----------------------------

          HC, as the general partner of each of HVF, Microcap Fund, and Concentrated Fund, Hummingbird may be deemed to have the sole voting and investment authority over the Shares owned by HVF, Microcap Fund, and Concentrated Fund, for purposes of Rule 13d-3 under the Securities Exchange
Act of 1934, as amended  ("Rule  13d-3"),   may be  deemed  to be the
beneficial owner of 1,452,000 Shares representing approximately 15.1% of the outstanding shares of the Issuer (based upon 9,550,000 shares of Common Stock outstanding as of December 15, 2006, as reported on Form 10-QSB for the period ended September 30, 2006, and assuming conversion of 95,000 Warrants.) HC disclaims any beneficial ownership of the Shares covered by this Statement.

          HVF is the beneficial owner of 305,864 Shares or 3.2% of the outstanding shares of the Issuer.

          Microcap Fund is the beneficial owner of 378,733 Shares or 4.0% of the outstanding shares of the Issuer.

	  Concentrated Fund is the beneficial owner of 672,403 Shares or 6.1% of the outstanding shares of the Issuer, and 95,000 Warrants of the Issuer.

	  Mr. Sonkin is the beneficial owner of 392,000 warrants of the issuer.


          (c) Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                              NUMBER OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------
12/22/2006	open market purchase		 3,000		5.607
12/26/2006	open market purchase		 2,000		5.610
12/28/2006	open market purchase		 1,000		5.610
1/3/2007	open market purchase		 1,500		5.614
1/4/2007	open market purchase		   333		5.570
1/8/2007	open market purchase		50,000		5.613



------------------------                            ----------------------------
CUSIP No. 34957j100               13D/A                      Page 10 of 12 Pages
------------------------                            ----------------------------


          Hummingbird caused the Microcap Fund to effect transactions in the Shares during the past 60 days as set forth below:


                                              NUMBER OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------
12/27/2006	open market purchase		2,000		5.610
1/3/2007	open market purchase		1,500		5.614
1/4/2007	open market purchase		  333		5.570
1/8/2007	open market purchase	       75,000		5.613




	Hummingbird caused the Concentrated Fund to effect transactions in the Shares during the past 60 days as set forth below:


                                              NUMBER OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------
1/3/2007	open market purchase		2,000		5.614
1/4/2007	open market purchase		  334		5.570
1/8/2007	open market purchase	       50,000		5.613
1/18/2007	open market purchase	       38,000		5.404
1/19/2007	open market purchase	       36,000		5.409
1/22/2007	open market purchase	       20,000		5.423


	Hummingbird caused the Concentrated Fund to effect transactions in the Warrants during the past 60 days as set forth below:


                                              NUMBER OF
   DATE              TYPE                      WARRANTS	     PRICE/WARRANT
   ----              ----                      ------         -----------

1/25/2007	open market purchase		95,000 		0.601

	Mr. Sonkin has effected transactions in the Warrants during the past 60 days as set forth below:


                                              NUMBER OF
   DATE              TYPE                      WARRANTS	     PRICE/WARRANT
   ----              ----                      ------         -----------
12/20/2006	open market sale		 1,000		0.464
1/5/2007	open market purchase		17,000 		0.267



           (d)         Inapplicable.

           (e)         Inapplicable.




------------------------                            ----------------------------
CUSIP No. 34957j100               13D/A                      Page 11 of 12 Pages
------------------------                            ----------------------------


ITEM 6   Inapplicable

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: January 26, 2007           HUMMINGBIRD MANAGEMENT, LLC



                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                    /s/ Paul D. Sonkin
                                   -------------------------------------
                                   PAUL D. SONKIN


                                   HUMMINGBIRD VALUE FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD MICROCAP VALUE
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

------------------------                            ----------------------------
CUSIP No. 34957j100               13D/A                      Page 12 of 12 Pages
------------------------                            ----------------------------


                                 HUMMINGBIRD CONCENTRATED
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member



                                   HUMMINGBIRD CAPITAL, LLC



                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin